Exhibit 99.2

CLEARMIND MEDICINE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Three Months Ended January 31, 2023

Expressed in Canadian Dollars

(Unaudited)

CLEARMIND MEDICINE INC.

Management’s Discussion and Analysis

For the Three Months Ended January 31, 2023

This Management’s Discussion and Analysis (“MD&A”) of Clearmind Medicine Inc. (“Clearmind” or the “Company”), prepared as of March 17, 2023, should be read in conjunction with the unaudited condensed interim consolidated financial statements and the notes thereto for the three months ended January 31, 2023, which were prepared in accordance with International Financial Reporting Standards (“IFRS”). All amounts are expressed in Canadian dollars unless otherwise indicated.

Additional information about the Company is available on SEDAR at www.sedar.com.

Cautionary Statement Regarding Forward-Looking Information

This MD&A may contain “forward-looking statements” which reflect the Company’s current expectations regarding future results of operations, performance and achievements of the Company. The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate,” “believe,” “estimate,” “expect” and similar expressions. The statements reflect the current beliefs of the management of the Company, and are based on currently available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Company to differ materially from those expressed in, or implied by, these statements.

The Company undertakes no obligation to publicly update or review the forward-looking statements whether as a result of new information, future events or otherwise.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

Description of Business and Company Overview

Corporate Information

The Company was incorporated under the name Cyntar Ventures Inc. on July 18, 2017, pursuant to the provisions of the Business Corporations Act (British Columbia). On March 24, 2021, the name of the Company was changed to Clearmind Medicine Inc. The Company’s principal executive offices are located at 101 – 1220 W. 6th Ave, Vancouver, BC V6H1A5 and its operational offices are located at 20 Rahul Wallenberg, Tel Aviv, Israel.

Originally, the Company operated as a mineral resource exploration operations company. In September 2020, the Company announced a shift of the focus of the business to the development of innovative psychedelic therapies. This process involved the acquisition of all rights, title and interests in several patent applications for the treatment of alcohol abuse disorder and various other non-controlled binge behaviors. As part of this process, the Company announced a Change of Business, or COB listing, on the CSE. The COB became effective in November 2020. In May 2021, the Company completed all of the requirements of the CSE for a COB listing. The Company’s common shares trade on the Canadian Securities Exchange under the symbol “CMND”.

On September 30, 2022, the Company’s Board of Directors approved a 1-for-30 reverse split of its issued and outstanding ordinary shares, effective as of September 30, 2022, pursuant to which holders of the Company’s ordinary shares received 0.0333 of an ordinary share for every one ordinary share.

On November 14, 2022, the Company completed a public offering for aggregate gross proceeds of US$7.5 million and up listing to the Nasdaq Capital Market (“Nasdaq”). As a result, the Company also trades under the symbol CMND on the Nasdaq.

CLEARMIND MEDICINE INC.

Management’s Discussion and Analysis

For the Three Months Ended January 31, 2023

Company Overview

The Company is a pre-clinical pharmaceutical company approaching phase 1 clinical trials, that develops novel psychedelic medicines to solve widespread, yet under-served, health problems. The Company’s goal is to develop and provide a new type of treatment for mental health disorders, including alcohol use disorders, or AUD, binge drinking and eating disorders, where there is significant unmet need and lack of innovation. The Company sees psychedelic therapies, which previously may have been overlooked or underused, as the future of treatment for a variety of indications. The Company believes that its solution for AUD can help solve one of the world’s biggest health problems, which costs the United States alone roughly $250 billion each year.

The Company’s flagship treatment and focus for the short term is on AUD, which is incredibly common. It varies from mild to excessive and describes a person’s inability to restrict their alcohol consumption, despite negative social, occupational, or health consequences. Alcohol consumption contributes to 3 million deaths each year globally and is the third most common preventable cause of death in the United States. Apart from potentially changing people’s lives, the Company believes that the Company’s treatment could potentially reduce the amount currently being spent on the consequences of AUD in the United States, Europe, India, China and other countries around the world. The Company also believes that its treatment may address binge drinking. 95,000 people die every year in the United States alone due to binge drinking.

The Company has completed a series of pre-clinical, investigational new drug—, or IND—, enabling studies in the United States and China that are required before the Company can study its compound for the first time in humans. These studies include pharmacokinetic and toxicological studies in rats and dogs in order to assess the safety profile of the Company’s compound and characterization of the drug metabolism. The Company has conducted several metabolism studies designed to better understand the way 5-Methoxy-2-aminoindane, or MEAI, is digested in several species. In addition, the Company has conducted a pre-clinical animal model of AUD to characterize the effect of MEAI on alcohol consumption. This study involved testing the effect of MEAI’s ability to curb alcohol cravings after exposing mice to prolonged alcohol consumption over a short period, mimicking binge alcohol consumption in humans.

The Company intends to submit the Company’s IND request and to initiate the Phase I/IIa clinical study in the first quarter of 2023. As part of this strategy, the Company had a pre-IND meeting with the U.S. Food and Drug Administration, or FDA, in May 2022. The Company plans to submit applications to conduct the Phase I/IIa study in Europe, the United States and Israel. Upon completion of the Phase I/IIa studies, if successful, the Company will be required to conduct additional clinical trials subject to securing additional financing.

Research and development work

In addition to the Company’s research programs on the uses of MEAI, the Company has plans to conduct 12 other research programs on different molecules, which are to be led by the Company’s highly skilled, focused team, with deep expertise in their respective fields, several of whom have taken products from the discovery phase to clinical trials in the United States in their previous respective roles, as well as key members of the Company’s scientific advisory board who have participated in numerous clinical trials in the areas of alcoholism and addiction.

CLEARMIND MEDICINE INC.

Management’s Discussion and Analysis

For the Three Months Ended January 31, 2023

These 12 additional drug programs can be separated into two categories. Nine of these programs are in the pre-discovery phase, and are primarily aimed at discovering innovative molecules designed for the treatment of mental health diseases such as depression, anxiety and post-traumatic stress disorder, or PTSD. Of the remaining three of these programs which are all in the discovery phase, one is aimed at the treatment of depression and treatment resistant depression, or TRD, while the other two are aimed at studying substances that can replicate the effects of 3,4-methylenedioxymethamphetamine, or MDMA, for therapeutic purposes.

In the Company’s research program aimed at treating depression and TRD, the Company has been studying the effects of administering 2-fluorodeschloroketamine, or 2-FDCK. The Company investigated 2-FDCK in a pre-clinical proof-of-concept study. In the Company’s two research programs aimed at finding substances that can be utilized for the same therapeutic purposes as MDMA, the Company will be studying 1-(Benzofuran-5-yl)-N-methylpropan-2-amine, or 5-MAPB and 1-Benzofuran-6-yl propan-2-amine, or 6-APB. The Company believes these treatments may be beneficial for fail-safes for MDMA based on a September 2016 article from Naunyn-Schmiedeberg’s Archives of Pharmacology, which reported the receptor binding profiles of 5-MAPB and 6-APB are different enough from MDMA to effectively perform a substitute role in the therapy while being similar enough so as not to have to change the therapeutic protocol.

Strategy

With respect to the Company’s AUD programs, the Company developed MEAI as a new chemical entity (NCE) drug candidate. The Company intends to seek regulatory approval through the FDA’s 505(b)(1) regulatory path. The FDA’s 505(b)(1) regulatory path is typically used for novel drugs that have not previously been studied or approved, and drug development pursuant to this path requires drug developers to conduct all studies needed to demonstrate the safety and efficacy of the drug. Given its nature, this type of submission requires extensive research, including both clinical and nonclinical studies, to prove the product’s safety and efficacy for the indication being sought.

Pursuant to the Company’s pre-IND meeting correspondence with the FDA, the FDA informed the Company that the Phase I portion of the Company’s Phase I/IIa study could not include only AUD patients (i.e., the Company’s target population). Accordingly, at the pre-IND meeting, the Company discussed a hybrid model for the Phase I portion of the study, where the Company would study both healthy volunteers and AUD patients, and the FDA did not rule this out as a possibility. While the Company cannot guarantee that the FDA will approve the Company’s request, if approved, such special accommodation would allow the Company’s to start the first in-human study with the target population rather than with healthy volunteers. If the FDA grants the Company the ability to use the hybrid model that includes AUD patients, the Company’s timeline for the clinical development of MEAI could be accelerated as it will potentially allow the Company’s to submit only one IND application, IRB application and one set of study reports for both Phase I and Phase IIa of the Company’s clinical trial. Furthermore, this model allows the Company to reach the Company’s target population quicker, hence getting more substantial safety data on the Company’s target population at an earlier stage.

CLEARMIND MEDICINE INC.

Management’s Discussion and Analysis

For the Three Months Ended January 31, 2023

Selected Financial Information

The following financial data prepared in accordance with IFRS in Canadian dollars is presented for the three month periods ended January 31, 2023 and 2022.

	Three months ended
	January 31,
	2023	2022

Operating expenses
General and administrative	$1,679,546	$1,660,157
Research and development	792,460	424,262
Total operating expenses	2,472,006	2,084,419
Loss before other expenses	(2,472,006)	(2,084,419

Finance expenses

Unrealized loss on short-term investment	(84,224)	–
Foreign exchange gain (loss)	42,348	(6,464)
Interest income	36,875	–
Total finance expenses	(5,001)	(6,464)

Other incomes
Dividend received	22,101	–
Total other incomes	22,101	–

Loss before taxes	(2,454,906)	(2,090,883)
Tax expenses	(4,562)	–
Net Loss	(2,459,468)	(2,090,883)
Other comprehensive loss for the period
Items that may be reclassified subsequently to profit or loss:
Foreign exchange differences on translation of foreign operations	(4,618)	–
Comprehensive loss	$(2,464,086)	$(2,090,883)

Three-month period ended January 31, 2022, compared to the three-month period ended January 31, 2021

Research Costs

Research costs are comprised primarily of (i) Salaries and wages to Company employees at and (ii) pre-clinical trials.

For the three-month period ended January 31, 2023, research costs amounted to $792,460 as compared to $424,262 for the three-month period ended January 31, 2022. The increase is attributed to the advancement of our research program.

General and Administrative Expenses

For the three-month period ended January 31, 2023, general and administrative expenses amounted to $1,679,546 as compared to $1,660,157 for the three-month period ended January 31, 2022. The amount incurred in 2023 is consistent with the amount spent in 2022.

CLEARMIND MEDICINE INC.

Management’s Discussion and Analysis

For the Three Months Ended January 31, 2023

Finance expenses

For the three-month period ended January 31, 2023, financial expenses amounted to $5,001 as compared to an $6,464 for the three-month period ended January 31, 2022. The financial expenses during the three-month period ended January 31, 2023 consist of unrealized loss on short-term investment of $84,224, foreign exchange gain of $42,348 and interest income of $36,875 that derived from our cash investments.

Loss for the period

The Company reported a loss for the three-month period ended January 31, 2023 of $2,459,468 as compared to a loss of $2,090,883 for the three-month period ended January 31, 2022. The primary reason the increased loss is due to the increase in research and development costs.

Financial Summary of Quarterly Results

The following is a summary of the Company’s financial results for the eight most recently completed quarters.

	January 31, 2023	October 31, 2022	July 31, 2022	April 30, 2022

Total revenues	$–	$–	$–	$–
Net loss	(2,459,468)	(2,121,298)	(2,024,162)	(3,174,463)
Net loss per share, basic and diluted	(1.07)	(1.67)	(1.50)	(2.40)

	January 31, 2022	October 31, 2021	July 31, 2021	April 30, 2021

Total revenues	$–	$–	$–	$–
Net loss	(2,090,883)	(2,529,298)	(1,082,704)	(188,818)
Net loss per share, basic and diluted	(1.67)	(2.70)	(0.90)	(0.30)

Factors causing significant variations in quarterly results are as follows:

●	The increase in loss for the quarter ended April 30, 2021, was primarily due to an increase in professional, management and directors’ fees.

●	The increase in loss for the quarter ended July 31, 2021, was primarily due to an increase in professional, management and directors’ fees.

●	The increase in loss for the quarter ended October 31, 2021, was primarily due to an increase in share-based compensation of $846,155 that relates to the grant of 111,889 stock options and 6,667 restricted share units during the quarter, and an increase in research and development.

●	The decrease in loss for the quarter ended January 31, 2022, was primarily due to a decrease in share-based compensation.

●	The increase in loss for the quarter ended April 30, 2022, was primarily due to an increase in research and development.

●	The decrease in loss for the quarter ended July 31, 2022, was primarily due to a decrease in research and development.

●	The increase in loss for the quarter ended October 31, 2022, was primarily due to an increase in research and development.

●	The increase in loss for the quarter ended January 31, 2023, was primarily due to an increase in general and administrative.

CLEARMIND MEDICINE INC.

Management’s Discussion and Analysis

For the Three Months Ended January 31, 2023

Liquidity and Capital Resources

As of January 31, 2023, the Company had cash on hand of $4,498,048 and positive working capital of $4,909,524, compared to $175,768 and negative working capital of $4,563,211 as of October 31, 2022, respectively. During the three-month period ended January 31, 2023, the Company’s overall position of cash increased by $4,322,280 from the year ended October 31, 2022. This decrease in cash can be attributed to the following:

●	The Company’s net cash used in operating activities during the three-month period ended January 31, 2023, was $4,118,018 as compared to $1,786,855 for the three-month period ended January 31, 2022. This increase is mostly due to company growth and the increased expenditures on research and development during the period.

●	Net cash provided by financing activities for the three-month period ended January 31, 2023, was $8,455,321 as compared to $nil for the three-month period ended January 31, 2022. Cash provided in 2023 was from November 2022 financing on Nasdaq.

The Company may have capital requirements in excess of its currently available resources. In the event the Company’s plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund operations, the Company may be required to seek additional financing. There can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

Capital Management

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. The capital structure of the Company consists of cash and equity comprised of issued capital, shares issuable, warrants reserve and share-based payment reserve.

The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances or by undertaking other activities as deemed appropriate under the specific circumstances.

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended October 31, 2022.

Off Balance Sheet Arrangements

There are no off-balance sheet arrangements to which the Company is committed.

CLEARMIND MEDICINE INC.

Management’s Discussion and Analysis

For the Three Months Ended January 31, 2023

Transactions With Related Parties

a.	Compensation to key management personnel

(i)	The compensation to key management personnel for employment services they provide to the Company is as follows:

	Three months ended	Three months ended
	January 31,	January 31,
	2023	2022

Officers:
Consulting fees	$190,374	$127,859
Share based compensation	59,933	147,424
	$250,307	$275,283
Directors:
Directors’ fees	$73,581	$24,000
Share based compensation	59,465	14,979
	$133,046	$38,979

(ii)	Balances with related parties

	January 31,	October 31,
	2023	2022
Amounts owed to officers	$124,257	$185,830
Amounts owed to directors	19,575	96,014
	$143,832	$281,844

b.	On March 7, 2022, the Company signed an agreement with SciSparc, pursuant to which the Company and SciSparc agreed to cooperate in conducting a feasibility study using certain molecules developed by each party (the “Cooperation Agreement”). Certain of the Company’s officers and directors currently operate, manage or are engaged as officers and/or directors of SciSparc, which may have similar or different objectives than the Company’s. Such activities could detract from the time these people have to allocate to the Company’s affairs. To date, no determination has been made to pursue the joint venture and the development of the research activities with SciSparc remains in a very early stage. For the three months ended January 31, 2023, the Company received $13,180 as a reimbursement for research and development expenses conducted within the framework of the Cooperation Agreement. As of January 31, 2023, $77,314 is owed to the Company.

c.	The Company shares office space with SciSparc.

CLEARMIND MEDICINE INC.

Management’s Discussion and Analysis

For the Three Months Ended January 31, 2023

Financial Instruments and Risk Management

(a)	Fair Values

Assets and liabilities measured at fair value on a recurring basis were presented on the Company’s statement of financial position as at January 31, 2023, as follows:

	Fair Value Measurements Using
	Quoted prices in active markets for identical instruments (Level 1) $	Significant other observable inputs (Level 2) $	Significant unobservable inputs (Level 3) $	Balance January 31, 2023 $
Short-term investment	180,225	–	–	180,225

Assets and liabilities measured at fair value on a recurring basis were presented on the Company’s statement of financial position as of October 31, 2022, as follows:

	Fair Value Measurements Using
	Quoted prices in active markets for identical instruments (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance October 31, 2022
Short-term investment	$264,449	$–	$–	$264,449
Derivative liability	–	396,597	–	396.597

The fair values financial instruments, which include cash, amounts receivable, accounts payable and accrued liabilities, and amounts due to related parties, approximate their carrying values due to the relatively short-term maturity of these instruments.

(b)	Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash. The Company limits its exposure to credit loss by placing its cash with high credit quality financial institutions. The carrying amount of financial assets represents the maximum credit exposure.

(c)	Foreign Exchange Rate Risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in a foreign currency. The Company’s subsidiary operates in Israel and has certain monetary financial instruments denominated in New Israeli Shekel and U.S dollars. The Company has not entered into foreign exchange rate contracts to mitigate this risk.

The following table indicates the impact of foreign currency exchange risk on net working capital as at January 31, 2023. The table below also provides a sensitivity analysis of a 10% strengthening of the foreign currency against functional currencies identified which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10% weakening of the foreign currency against the functional currencies would have had the equal but opposite effect as of January 31, 2023.

Cash	$4,491,696
Amounts receivable	161,758
Accounts payable and accrued liabilities	(888,123)
Due to related parties	(112,957)
Total foreign currency financial assets and liabilities	$3,652,374
Impact of a 10% strengthening or weakening of foreign exchange rate	$365,237

CLEARMIND MEDICINE INC.

Management’s Discussion and Analysis

For the Three Months Ended January 31, 2023

(d)	Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to significant interest rate risk as it does not have any liabilities with variable rates.

(e)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company's objective to managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due. The Company relies on raising debt or equity financing in a timely manner.

The following amounts are the contractual maturities of financial liabilities as of January 31, 2023, and October 31, 2022:

January 31, 2023	Total	Within 1 year	Within 2-5 years

Accounts payable and accrued liabilities	$900,872	$900,872	$–
Due to related parties	143,832	143,832	–
Lease liability	27,017	27,017
	$1,071,721	$1,071,721	$–

October 31, 2022	Total	Within 1 year	Within 2-5 years

Accounts payable and accrued liabilities	$1,906,706	$1,906,706	$–
Due to related parties	281,844	281,844	–
Derivative liability	396,597	396,597
Lease liability	52,399	52,399
	$2,637,546	$2,637,546	$–

Accounting Standards Issued But Not Yet Effective

A number of new standards, and amendments to standards and interpretations, are not yet effective for the three months ended January 31, 2023, and have not been early adopted in preparing these condensed interim consolidated financial statements. These new standards, and amendments to standards and interpretations are either not applicable or are not expected to have a significant impact on the Company’s condensed interim consolidated financial statements.

Significant Accounting Estimates and Judgments

The preparation of condensed interim consolidated financial statements in accordance with IFRS requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets, liabilities, income, and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

CLEARMIND MEDICINE INC.

Management’s Discussion and Analysis

For the Three Months Ended January 31, 2023

Significant Estimates

Share-based Compensation

Fair values are determined using the Black-Scholes option pricing model. Estimating fair value requires determining the most appropriate valuation model for a grant of equity instruments, which is dependent on the terms and conditions of the grant. Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measurement of the fair value of the Company’s stock options.

Deferred Income Taxes

The determination of income tax expense and the composition of deferred income tax assets and liabilities involves judgment and estimates as to the future taxable earnings, expected timing of reversals of deferred income tax assets and liabilities, and interpretations of tax laws. The Company is subject to assessments by tax authorities who may interpret the tax law differently. Changes in these interpretations, judgments, and estimates may materially affect the final amount of deferred income tax provisions, deferred income tax assets and liabilities, and results of operations.

Significant Judgments

The critical judgments that the Company’s management has made in the process of applying the Company’s accounting policies that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

Going Concern

The application of the going concern assumption which requires management to take into account all available information about the future, which is at least but not limited to, 12 months from the year end of the reporting period. The Company is aware that material uncertainties related to events or conditions may cast significant doubt upon the Company’s ability to continue as a going concern.

Additional Disclosure For Companies Without Significant Revenue

An analysis of material components of the Company’s general and administrative expenses is disclosed in the condensed interim consolidated financial statements for the three-months ended January 31, 2023, to which this MD&A relates.

Disclosure of Outstanding Share Data

Authorized share capital consists of unlimited number of common shares without par value.

As of January 31, 2023, and March 17, 2023, the Company had 2,478,441 and 2,490,447 common shares issued and outstanding, respectively.

As of January 31, 2023, and March 17, 2023, the Company had 157,666 stock options outstanding, respectively.

As of January 31, 2023, and March 17, 2023, the Company had 650,603 share purchase warrants outstanding.

As of January 31, 2023, and March 17, 2023, the Company had 51,943 and 39,937 RSU’s outstanding.

CLEARMIND MEDICINE INC.

Management’s Discussion and Analysis

For the Three Months Ended January 31, 2023

Risks and Uncertainties

The Company business, and investing in the Company’s securities, are subject to numerous risks, as more fully described in the section entitled “Risk Factors” beginning on page 9 and other risk factors contained in the Company’s Annual Information Form filed in SEDAR on December 1, 2022. If any of these risks actually occur, the Company’s business, financial condition or results of operations would likely be materially adversely affected. In each case, the trading price of the Company’s securities would likely decline, and investors may lose all or part of their investment. The following is a summary of some of the principal risks the Company faces:

●	The Company has incurred losses since its inception. The Company anticipated that it will incur significant losses for the foreseeable future, and the Company may never achieve or maintain profitability.

●	The Company’s financial statements contain an explanatory paragraph regarding substantial doubt about the Company’s ability to continue as a going concern.

●	If the Company is unable to establish sales and marketing capabilities or enter into agreements to sell and market any product candidates, the Company may not be successful in commercializing those product candidates.

●	If the Company is unable to maintain effective proprietary rights for the Company’s product candidates or any future product candidates, the Company may not be able to compete effectively in its markets.